# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cognition Therapeutics, Inc., CIK 0001455365
CUSIP: 19243B102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1751 River Run, Suite 400, Fort Worth, Texas (TX), 76107
Date of event which requires filing of this statement: 09/19/2025
Filed by CIK 0001643749
Persons authorized to receive notices and communications: Bios Equity Partners, LP, 1751 River Run, Suite 400, Fort Worth, Texas (TX), 76107, (817) 984-9197; Rick Jordan; Polsinelli PC, 4020 Maple Avenue, Suite 300, Dallas, Texas (TX), 75219, (214) 397-0030

## Reporting persons
- BIOS MEMORY SPV I, LP (CIK 0001643749): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,424,014; sole dispositive power 0; shared dispositive power 1,424,014; aggregate amount beneficially owned 1,424,014 (1.6% of the class)
  Comment: Percentage based on 88,179,928 outstanding shares of common stock, par value $0.001 per share ("Shares") as of September 23, 2025, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, and (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025.
- BIOS MEMORY SPV II, LP (CIK 0001666485): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 385,248; sole dispositive power 0; shared dispositive power 385,248; aggregate amount beneficially owned 385,248 (0.4% of the class)
  Comment: Percentage based on 88,179,928 Shares as of September 23, 2025, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, and (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025.
- BIOS FUND I, LP (CIK 0001697316): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 418,926; sole dispositive power 0; shared dispositive power 418,926; aggregate amount beneficially owned 418,926 (0.5% of the class)
  Comment: Percentage based on 88,179,928 Shares as of September 23, 2025, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, and (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025.
- BIOS FUND I QP, LP (CIK 0001700297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 245,029; sole dispositive power 0; shared dispositive power 245,029; aggregate amount beneficially owned 245,029 (0.3% of the class)
  Comment: Percentage based on 88,179,928 Shares as of September 23, 2025, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, and (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025.
- BP DIRECTORS, LP (CIK 0001813311): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 32,328; sole dispositive power 0; shared dispositive power 32,328; aggregate amount beneficially owned 32,328 (0.04% of the class)
  Comment: Shared voting and dispositive power consists of (i) 14,500 Shares directly held by Dr. Aaron Fletcher (the "BP Directors Shares") and (ii) options to purchase 17,828 Shares directly held by Dr. Fletcher which are exercisable or will be immediately exercisable within 60 days of the date hereof (the "BP Directors Options"). Each of the BP Directors Shares and BP Directors Options were granted to Dr. Fletcher in connection with his services as a director of the Issuer. Pursuant to an agreement with BP Directors, LP ("BP Directors"), Dr. Fletcher has agreed that he will hold the BP Directors Shares and the BP Directors Options merely as a nominee for BP Directors, and as such BP Directors may be deemed to have shared voting and/or dispositive power with respect to the BP Directors Shares and BP Directors Options.
  
  Percentage based on 88,197,756 Shares outstanding, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025, and (iv) 17,828 Shares issuable upon the exercise of the BP Directors Options.
- BIOS FUND II, LP (CIK 0001714576): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 78,298; sole dispositive power 0; shared dispositive power 78,298; aggregate amount beneficially owned 78,298 (0.1% of the class)
  Comment: Percentage based on 88,179,928 Shares as of September 23, 2025, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, and (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025.
- BIOS FUND II QP, LP (CIK 0001716869): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 255,765; sole dispositive power 0; shared dispositive power 255,765; aggregate amount beneficially owned 255,765 (0.3% of the class)
  Comment: Percentage based on 88,179,928 Shares as of September 23, 2025, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, and (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025.
- BIOS FUND II NT, LP (CIK 0001728851): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 34,238; sole dispositive power 0; shared dispositive power 34,238; aggregate amount beneficially owned 34,238 (0.04% of the class)
  Comment: Percentage based on 88,179,928 Shares as of September 23, 2025, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, and (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025.
- BIOS FUND III, LP (CIK 0001791917): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 309,748; sole dispositive power 0; shared dispositive power 309,748; aggregate amount beneficially owned 309,748 (0.4% of the class)
  Comment: Percentage based on 88,179,928 Shares as of September 23, 2025, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, and (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025.
- BIOS FUND III QP, LP (CIK 0001791916): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,021,906; sole dispositive power 0; shared dispositive power 2,021,906; aggregate amount beneficially owned 2,021,906 (2.3% of the class)
  Comment: Percentage based on 88,179,928 Shares as of September 23, 2025, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, and (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025.
- BIOS FUND III NT, LP (CIK 0001791910): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 326,733; sole dispositive power 0; shared dispositive power 326,733; aggregate amount beneficially owned 326,733 (0.4% of the class)
  Comment: Percentage based on 88,179,928 Shares as of September 23, 2025, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, and (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025.
- BIOS CLINICAL OPPORTUNITY FUND, LP (CIK 0001988639): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 500,095; sole dispositive power 0; shared dispositive power 500,095; aggregate amount beneficially owned 500,095 (0.6% of the class)
  Comment: Percentage based on 88,179,928 Shares as of September 23, 2025, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, and (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025.
- BIOS EQUITY PARTNERS, LP (CIK 0001813314): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,081,531; sole dispositive power 0; shared dispositive power 1,081,531; aggregate amount beneficially owned 1,081,531 (1.2% of the class)
  Comment: Shared voting and dispositive consists of (i) 418,926 outstanding Shares directly held by Bios Fund I, LP ("Bios Fund I"), (ii) 245,029 Shares directly held by Bios Fund I QP, LP ("Bios Fund I QP"), (iii) 385,248 Shares directly held by Bios Memory SPV II, LP ("Bios Memory II"), (iv) the BP Directors Shares, in each case, as of the date hereof, and (v) the BP Directors Options. Bios Equity Partners, LP ("Bios Equity I") is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and BP Directors. In its capacity as the general partner of these entities, Bios Equity I may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.
  
  Percentage based on 88,197,756 Shares outstanding, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025, and (iv) 17,828 Shares issuable upon the exercise of the BP Directors Options.
- BIOS EQUITY PARTNERS II, LP (CIK 0001813313): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 368,301; sole dispositive power 0; shared dispositive power 368,301; aggregate amount beneficially owned 368,301 (0.4% of the class)
  Comment: Shared voting and dispositive power consists of (i) 78,298 Shares directly held by Bios Fund II, LP ("Bios Fund II"), (ii) 255,765 outstanding Shares directly held by Bios Fund II QP, LP ("Bios Fund II QP") and (iii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP ("Bios Fund II NT"), in each case, as of the date hereof. Bios Equity Partners II, LP ("Bios Equity II") is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. In its capacity as the general partner of these entities, Bios Equity II may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.
  
  Percentage based on 88,197,756 Shares outstanding, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025, and (iv) 17,828 Shares issuable upon the exercise of the BP Directors Options.
- BIOS EQUITY PARTNERS III, LP (CIK 0001831976): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,658,387; sole dispositive power 0; shared dispositive power 2,658,387; aggregate amount beneficially owned 2,658,387 (3% of the class)
  Comment: Shared voting and dispositive power consists of (i) 309,748 Shares directly held by Bios Fund III, LP ("Bios Fund III"), (ii) 2,021,906 Shares directly held by Bios Fund III QP, LP ("Bios Fund III QP") and (iii) 326,733 Shares directly held by Bios Fund III NT, LP ("Bios Fund III NT"), in each case, as of the date hereof. Bios Equity Partners III, LP ("Bios Equity III") is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT. In its capacity as the general partner of these entities, Bios Equity III may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.
  
  Percentage based on 88,197,756 Shares outstanding, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025, and (iv) 17,828 Shares issuable upon the exercise of the BP Directors Options.
- BIOS EQUITY COF, LP (CIK 0002000747): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 500,095; sole dispositive power 0; shared dispositive power 500,095; aggregate amount beneficially owned 500,095 (0.6% of the class)
  Comment: Shared voting and dispositive power consists of 500,095 Shares directly held by Bios Clinical Opportunity Fund, LP ("Bios COF Fund") as of the date hereof. Bios Equity COF, LP ("Bios Equity COF") is the general partner of Bios COF Fund. In its capacity as the general partner of this entity, Bios Equity COF may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.
  
  Percentage based on 88,197,756 Shares outstanding, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025, and (iv) 17,828 Shares issuable upon the exercise of the BP Directors Options.
- CAVU MANAGEMENT, LP (CIK 0001813270): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,532,233; sole dispositive power 0; shared dispositive power 5,532,233; aggregate amount beneficially owned 5,532,233 (6.3% of the class)
  Comment: Shared voting and dispositive power consists of (i) 1,424,014 Shares directly held by Bios Memory I, (ii) 385,248 Shares directly held by Bios Memory II, (iii) 418,926 Shares directly held by Bios Fund, (iv) 245,029 Shares directly held by Bios Fund I QP, (v) the BP Directors Shares, (vi) 78,298 Shares directly held by Bios Fund II, (vii) 255,765 Shares directly held by Bios Fund II QP, (viii) 34,238 Shares directly held by Bios Fund II NT, (ix) 309,748 Shares, directly held by Bios Fund III, (x) 2,021,906 Shares directly held by Bios Fund III QP, (xi) 326,733 Shares directly held by Bios Fund III NT, in each case, as of the date hereof, and (xii) the BP Directors Options. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively the "Bios Equity I Entities"). Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the "Bios Equity II Entities"). Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the "Bios Equity III Entities"). Cavu Management, LP ("Cavu Management") is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. In its capacity as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities and Bios Memory I.
  
  Percentage based on 88,197,756 Shares outstanding, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025, and (iv) 17,828 Shares issuable upon the exercise of the BP Directors Options.
- BIOS CAPITAL MANAGEMENT, LP (CIK 0001813845): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,032,328; sole dispositive power 0; shared dispositive power 6,032,328; aggregate amount beneficially owned 6,032,328 (6.8% of the class)
  Comment: Shared voting and dispositive power consists of (i) 1,424,014 Shares directly held by Bios Memory I, (ii) 385,248 Shares directly held by Bios Memory II, (iii) 418,926 Shares directly held by Bios Fund, (iv) 245,029 Shares directly held by Bios Fund I QP, (v) the BP Directors Shares, (vi) 78,298 Shares directly held by Bios Fund II, (vii) 255,765 Shares directly held by Bios Fund II QP, (viii) 34,238 Shares directly held by Bios Fund II NT, (ix) 309,748 Shares, directly held by Bios Fund III, (x) 2,021,906 Shares directly held by Bios Fund III QP, (xi) 326,733 Shares directly held by Bios Fund III NT, (xii) 500,095 Shares directly held by Bios COF Fund, in each case, as of the date hereof, and (xiii) the BP Directors Options. Bios Equity I is the general partner of the Bios Equity I Entities. Bios Equity II is the general partner of the Bios Equity II Entities. Bios Equity III is the general partner of the Bios Equity III Entities. Bios Equity COF is the general partner of the Bios COF Fund. Bios Capital Management, LP ("Bios Management") is a general partner of Bios Equity I, Bios Equity II, Bios Equity III, Bios Memory I and Bios Equity COF. In its capacity as a general partner of Bios Equity I, Bios Equity II, Bios Equity III, Bios Memory I and Bios Equity COF, Bios Management may be deemed to have shared voting and/or dispositive power with respect to securities directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities, Bios Memory I and Bios COF Fund.
  
  Percentage based on 88,197,756 Shares outstanding, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025, and (iv) 17,828 Shares issuable upon the exercise of the BP Directors Options.
- CAVU ADVISORS, LLC (CIK 0001813310): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,532,233; sole dispositive power 0; shared dispositive power 5,532,233; aggregate amount beneficially owned 5,532,233 (6.3% of the class)
  Comment: Shared voting and dispositive power consists of (i) 1,424,014 Shares directly held by Bios Memory I, (ii) 385,248 Shares directly held by Bios Memory II, (iii) 418,926 Shares directly held by Bios Fund, (iv) 245,029 Shares directly held by Bios Fund I QP, (v) the BP Directors Shares, (vi) 78,298 Shares directly held by Bios Fund II, (vii) 255,765 Shares directly held by Bios Fund II QP, (viii) 34,238 Shares directly held by Bios Fund II NT, (ix) 309,748 Shares, directly held by Bios Fund III, (x) 2,021,906 Shares directly held by Bios Fund III QP, (xi) 326,733 Shares directly held by Bios Fund III NT, in each case, as of the date hereof, and (xii) the BP Directors Options. Bios Equity I is the general partner of the Bios Equity I Entities. Bios Equity II is the general partner of the Bios Equity II Entities. Bios Equity III is the general partner of the Bios Equity III Entities. Cavu Management is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. Cavu Advisors, LLC ("Cavu Advisors") is the general partner of Cavu Management, and therefore may be deemed to have shared voting and/or dispositive power with respect to securities directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities and Bios Memory I.
  
  Percentage based on 88,197,756 Shares outstanding, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025, and (iv) 17,828 Shares issuable upon the exercise of the BP Directors Options.
- BIOS ADVISORS GP, LLC (CIK 0001813844): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,032,328; sole dispositive power 0; shared dispositive power 6,032,328; aggregate amount beneficially owned 6,032,328 (6.8% of the class)
  Comment: Shared voting and dispositive power consists of (i) 1,424,014 Shares directly held by Bios Memory I, (ii) 385,248 Shares directly held by Bios Memory II, (iii) 418,926 Shares directly held by Bios Fund, (iv) 245,029 Shares directly held by Bios Fund I QP, (v) the BP Directors Shares, (vi) 78,298 Shares directly held by Bios Fund II, (vii) 255,765 Shares directly held by Bios Fund II QP, (viii) 34,238 Shares directly held by Bios Fund II NT, (ix) 309,748 Shares, directly held by Bios Fund III, (x) 2,021,906 Shares directly held by Bios Fund III QP, (xi) 326,733 Shares directly held by Bios Fund III NT, (xii) 500,095 Shares directly held by Bios COF Fund, in each case, as of the date hereof, and (xiii) the BP Directors Options. Bios Equity I is the general partner of the Bios Equity I Entities. Bios Equity II is the general partner of the Bios Equity II Entities. Bios Equity III is the general partner of the Bios Equity III Entities. Bios Equity COF is the general partner of the Bios COF Fund. Bios Management is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF. Bios Advisors GP, LLC ("Bios Advisors") is the general partner of Bios Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to securities directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities, Bios Memory I and Bios COF Fund.
  
  Percentage based on 88,197,756 Shares outstanding, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025, and (iv) 17,828 Shares issuable upon the exercise of the BP Directors Options.
- LESLIE W. KREIS (CIK 0001813316): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,532,233; sole dispositive power 0; shared dispositive power 5,532,233; aggregate amount beneficially owned 5,532,233 (6.3% of the class)
  Comment: Shared voting and dispositive power consists of (i) 1,424,014 Shares directly held by Bios Memory I, (ii) 385,248 Shares directly held by Bios Memory II, (iii) 418,926 Shares directly held by Bios Fund, (iv) 245,029 Shares directly held by Bios Fund I QP, (v) the BP Directors Shares, (vi) 78,298 Shares directly held by Bios Fund II, (vii) 255,765 Shares directly held by Bios Fund II QP, (viii) 34,238 Shares directly held by Bios Fund II NT, (ix) 309,748 Shares, directly held by Bios Fund III, (x) 2,021,906 Shares directly held by Bios Fund III QP, (xi) 326,733 Shares directly held by Bios Fund III NT, in each case, as of the date hereof, and (xii) the BP Directors Options. Bios Equity I is the general partner of the Bios Equity I Entities. Bios Equity II is the general partner of the Bios Equity II Entities. Bios Equity III is the general partner of the Bios Equity III Entities. Cavu Management is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to securities directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities and Bios Memory I.
  
  Percentage based on 88,197,756 Shares outstanding, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025, and (iv) 17,828 Shares issuable upon the exercise of the BP Directors Options.
- AARON G.L. FLETCHER (CIK 0001789490): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 27,227; shared voting power 6,032,328; sole dispositive power 27,227; shared dispositive power 6,032,328; aggregate amount beneficially owned 6,059,555 (6.9% of the class); the aggregate amount excludes certain shares
  Comment: Sole voting and dispositive power consists of (i) 7,729 Shares directly held by Dr. Fletcher and (ii) 19,498 Shares issuable upon the exercise of certain options held directly by Dr. Fletcher for his own benefit (the "Fletcher Options").
  Shared voting and dispositive power consists of (i) 1,424,014 Shares directly held by Bios Memory I, (ii) 385,248 Shares directly held by Bios Memory II, (iii) 418,926 Shares directly held by Bios Fund, (iv) 245,029 Shares directly held by Bios Fund I QP, (v) the BP Directors Shares, (vi) 78,298 Shares directly held by Bios Fund II, (vii) 255,765 Shares directly held by Bios Fund II QP, (viii) 34,238 Shares directly held by Bios Fund II NT, (ix) 309,748 Shares, directly held by Bios Fund III, (x) 2,021,906 Shares directly held by Bios Fund III QP, (xi) 326,733 Shares directly held by Bios Fund III NT, (xii) 500,095 Shares directly held by Bios COF Fund, in each case, as of the date hereof, and (xiii) the BP Directors Options. Bios Equity I is the general partner of the Bios Equity I Entities. Bios Equity II is the general partner of the Bios Equity II Entities. Bios Equity III is the general partner of the Bios Equity III Entities. Bios Equity COF is the general partner of the Bios COF Fund. Bios Management is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to securities directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities, Bios Memory I and Bios COF Fund.
  
  Percentage based on 88,217,254 Shares outstanding, which includes (i) 73,472,199 Shares as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, (ii) 14,700,000 Shares issued pursuant to two Securities Purchase Agreements as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2025, (iii) 7,729 Shares issued as a result of an option exercised by Dr. Fletcher on September 19, 2025, and (iv) an aggregate of 37,326 Shares issuable upon the exercise of the BP Directors Options and the Fletcher Options.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Cognition Therapeutics, Inc.
Address of issuer's principal executive offices: 1751 River Run, Suite 400, Fort Worth, Texas (TX), 76107
Comment: This amendment (this "Amendment No. 4") hereby amends the Schedule 13D originally filed by certain Reporting Persons (as defined below) on October 25, 2021 (the "Original Statement"), as amended by that certain Amendment No. 1 filed with the Securities and Exchange Commission on February 1, 2022 ("Amendment No. 1"), that certain Amendment No. 2 filed with the Securities and Exchange Commission on December 5, 2022 ("Amendment No. 2") and that certain Amendment No. 3 filed with the Securities and Exchange Commission on November 13, 2023 ("Amendment No. 3" and, together with the Original Statement, Amendment No. 1 and Amendment No.2, the "Prior Statements"). The securities to which the Schedule 13D relates are the shares of common stock, par value $0.001 per share ("Shares"), of Cognition Therapeutics, Inc., a Delaware corporation (the "Issuer"). The purpose of this Amendment No. 4 is to report an exercise by Dr. Fletcher of certain options and a material decrease in the percentage of shares beneficially owned by the Reporting Persons. Except as otherwise provided herein, each Item of the Prior Statements remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 4 shall have the meanings ascribed to such terms in the Prior Statements.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Fletcher Options consist of the following:

1. 11,593 stock options granted on February 27, 2020, which have an exercise price of $1.07 and an expiration of February 26, 2030. These options are fully vested.
2. 2,719 stock options granted on February 23, 2021, which have an exercise price of $1.75 per share and an expiration of February 22, 2031. 2,039 of these options are fully vested and the remaining 680 options will vest on February 1, 2026.
3. 5,866 stock options granted on June 10, 2022, which have an exercise price of $1.92 and an expiration of June 9, 2032. These options are fully vested.

The BP Directors Options consist of the following:
1. 1,145 stock options granted on February 23, 2021, which have an exercise price of $1.75 per share and an expiration of February 22, 2031. 859 of these options are fully vested and the remaining 286 options will vest on February 1, 2026.
2. 2,469 stock options granted on June 10, 2022, which have an exercise price of $1.92 and an expiration of June 9, 2032. These options are fully vested.
3. 6,000 stock options granted on June 9, 2023, which have an exercise price of $2.77 and an expiration of June 8, 2033. These options are fully vested.
4. 8,500 stock options granted on June 7, 2024, which have an exercise price of $1.95 and an expiration of June 6, 2034. These options are fully vested.

Additionally, on June 18, 2025, the Company granted 34,000 restricted stock units (RSUs) to Dr. Fletcher. These RSUs will automatically vest in full on the earlier of (i) June 18, 2026 or (ii) on the date of the Issuer's next annual meeting of stockholders, subject to Dr. Fletcher's continuous service as a director as of the applicable vesting date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement (incorporated by reference to Exhibit 6 of the original Schedule 13D, filed August 19, 2024)

## Signatures
- BIOS MEMORY SPV I, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS MEMORY SPV II, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS FUND I, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS FUND I QP, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BP DIRECTORS, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS FUND II, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS FUND II QP, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS FUND II NT, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS FUND III, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS FUND III QP, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS FUND III NT, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS CLINICAL OPPORTUNITY FUND, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS EQUITY PARTNERS, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS EQUITY PARTNERS II, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS EQUITY PARTNERS III, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS EQUITY COF, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- CAVU MANAGEMENT, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS CAPITAL MANAGEMENT, LP: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- CAVU ADVISORS, LLC: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- BIOS ADVISORS GP, LLC: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- LESLIE W. KREIS: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
- AARON G.L. FLETCHER: /s/ John Fucci, Attorney-in-Fact (09/23/2025)
Comment: Power of Attorney is incorporated by reference to Exhibit 24 of the Form 4 filed by the Reporting Persons on June 20, 2025.